Mail Stop 7010

      November 28, 2005

Neil Koehler
Chief Executive Officer
Pacific Ethanol, Inc.
5711 N. West Avenue
Fresno, California 93711

Re:	Pacific Ethanol, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed on November 22, 2005
	File No. 333-127714

Dear Mr. Koehler:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1. Include a recent developments section describing the Cascade transaction and the potential effect to the common stock shareholders. Include a discussion of the protective, dividend and voting rights of the preferred shareholders and the potential changes to your board.

Risk Factors, page 9

We have entered into an agreement for an $84 million . . . , page
16

2. We note the disparity between the Registrant`s quoted stock price and the conversion price of the referenced preferred stock. Please expand this risk factor to discuss the expected impact of this transaction on the Registrant`s future EPS. It appears that the impact will be material in the period of issuance. See the guidance in EITF 98-5 and EITF 00-27.

3. Please disclose the effect of the issuance of the preferred stock to the existing common stock shareholders. Discuss, for example:
* the dilutive impact related to the conversion rights;
* that the preferred stock is convertible at any time by the holder;
* that the preferred stock ranks senior in liquidation and dividend preferences to the common stock;
* that the preferred shareholders are entitled to vote on an as-converted basis and disclose whether the preferred shareholders will have voting rights at a higher rate than the common stock shareholders;
* the protective provisions; and
* any potential change of control.

Please also revise your proxy statement to include this disclosure.

Selling Security Holders, page 84

4. We note your disclosure regarding Cagan-McAFee. Supplementally, please tell us about the Settlement Agreement, dated November 1, 2005, among the Company, Cagan-McAfee Capital Partners, LLC and
Chadbourn Securities, Inc.

5. We note your revised disclosure that each of the selling shareholders "has represented to that it is not acting as an underwriter in this offering." Please revise here to clarify that notwithstanding this representation, certain selling shareholders may be deemed to be underwriters.

Description of Preferred Stock, page 96

6. Please describe the terms of the Series A preferred stock in greater detail.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Al Pavot at (202) 551-3738 or Nili Shah at
(202) 551-3258 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Larry A. Cerutti, Esq.
	Rutan & Tucker, LLP
	611 Anton Boulevard, 14th floor
	Costa Mesa, California 92626
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Neil Koehler
Pacific Ethanol, Inc.
November 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE